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EXHIBIT 12.2

ARCHSTONE-SMITH TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(Dollar amounts in thousands)

(Unaudited)

	Six Months Ended June 30,		Twelve Months Ended December 31,
	2007(1)	2006(1)	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$69,173	$77,214	$171,502	$107,300	$84,273	$71,183	$78,634
Add:
Interest expense	138,135	90,930	216,673	125,013	100,018	92,211	95,053

Earnings as adjusted	$207,308	$168,144	$388,175	$232,313	$184,291	$163,394	$173,687

Combined fixed charges and Preferred Share dividends:
Interest expense	$138,135	$90,930	$216,673	$125,013	$100,018	$92,211	$95,053
Capitalized interest	25,372	26,308	51,808	39,111	23,572	26,854	32,377

Total fixed charges	$163,507	$117,238	$268,481	$164,124	$123,590	$119,065	$127,430

Preferred Share dividends	1,916	1,915	3,829	3,831	10,892	20,997	32,185

Combined fixed charges and Preferred Share dividends	$165,423	$119,153	$272,310	$167,955	$134,482	$140,062	$159,615

Ratio of earnings to combined fixed charges and Preferred Share dividends	1.3	1.4	1.4	1.4	1.4	1.2	1.1

(1)
Net earnings from discontinued operations have been reclassified for all periods presented.

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ARCHSTONE-SMITH TRUST COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS (Dollar amounts in thousands) (Unaudited)